

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2012

Via E-mail
Theodore M. Wright
Chief Executive Officer and President
Conn's, Inc.
3295 College Street
Beaumont, Texas 77701

> **Re: Conn's, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed September 7, 2012**
> **File No. 333-180789**

Dear Mr. Wright:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Plan of Distribution, page 29

1. We note your response to comment 6 in our letter dated July 16, 2012. Please revise your disclosure in the "Plan of Distribution" section to state that the selling security holders may be deemed to be underwriters within the meaning of the Securities Act in connection with any sales covered by the registration statement.

Please contact Angie Kim at (202) 551-3535, Dieter King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dieter King for

Mara L. Ransom
Assistant Director

cc: D. Forrest Brumbaugh
        Fulbright & Jaworski LLP